TECHLESS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Techless LLC
Shiner, Texas

We have reviewed the accompanying financial statements of Techless LLC (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 22, 2024
Los Angeles, California

TECHLESS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 60,232	$ 172,285
Inventory	8,289	71,383
Prepaids and Other Current Assets	17,478	40,777
Total current assets	**85,999**	**284,445**
Property and Equipment, net	(0)	(0)
Intangible Assets	273,595	307,795
Total assets	**$ 359,594**	**$ 592,240**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 17,977	$ 6,122
Current Portion of Promissory Notes and Loans	50,000	-
Other Current Liabilities	14,690	50,267
Total current liabilities	**82,667**	**56,390**
Promissory Notes and Loans	1,072,970	300,000
Convertible Note	600,015	500,000
Accrued Interest on Convertible Note	23,507	-
Total liabilities	**1,779,159**	**856,390**
MEMBERS' EQUITY		
Members' Equity	(1,419,564)	(264,150)
Total Members' Equity	**(1,419,564)**	**(264,150)**
Total Liabilities and Members' Equity	**$ 359,594**	**$ 592,240**

See accompanying notes to financial statements.

TECHLESS LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 471,659	$ 892,199
Cost of Goods Sold	287,828	463,741
Gross profit	183,831	428,458
Operating expenses		
General and Administrative	975,299	1,303,406
Research and Development	192,182	-
Sales and Marketing	142,848	274,913
Total operating expenses	1,310,329	1,578,319
Operating Income/(Loss)	(1,126,497)	(1,149,861)
Interest Expense	30,719	9,800
Other Loss/(Income)	(1,802)	40,488
Income/(Loss) before provision for income taxes	(1,155,415)	(1,200,149)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,155,415)**	**$ (1,200,149)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2021	$ 935,999
Net income/(loss)	(1,200,149)
Balance—December 31, 2022	$ (264,150)
Net income/(loss)	(1,155,415)
Balance—December 31, 2023	$ (1,419,564)

See accompanying notes to financial statements.

TECHLESS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,155,415)	$	(1,200,149)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		9,397
Amortization of Intangibles		34,199		34,199
Changes in operating assets and liabilities:				
Inventory		63,094		61,696
Prepaids and Other Current Assets		23,299		(38,060)
Credit Cards		11,854		(26,504)
Accrued Interest on Convertible Note		23,507		
Other Current Liabilities		(35,577)		45,052
Net cash provided/(used) by operating activities		**(1,035,038)**		**(1,114,368)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(9,397)
Purchase of Intangible assets				(341,994)
Net cash provided/(used) in investing activities		**-**		**(351,392)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Note		100,015		500,000
Borrowing on Promissory Notes and Loans		822,970		300,000
Net cash provided/(used) by financing activities		**922,985**		**800,000**
Change in cash		(112,053)		(665,760)
Cash—beginning of year		172,285		838,045
Cash—end of year	**$**	**60,232**	**$**	**172,285**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	30,719	$	9,800
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Techless LLC was formed on March 8, 2019, in the state of Texas. The financial statements of Techless LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Shiner, Texas.

We create healthy technology. We are the creators of Wisephone I and II, a phone defining the future of healthy technology. We are nearly sold out of our original model, Wisephone I and will be shipping Wisephone II in March 2024. The more information can be found on the following website: www.techless.com.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	3 years
Furniture	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The company capitalizes software development costs associated with the creation of applications designed for cellular hardware devices that are sold through the company's website, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.
Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the phone model Wisephone.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $142,848 and $274,913, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Finished goods	$ 8,289	$ 71,383
Total Inventory	**$ 8,289**	**$ 71,383**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Credit Card Receivable	$	15,418	$	34,402
Credit Card Receivable		2,059		6,375
Total Prepaids and other current asset	**$**	**17,478**	**$**	**40,777**

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Tax liabilities	$	7,478	$	17,754
Accrued Expenses		-		16,737
Accrued Interest		7,212		-
Clearco Payable		-		15,776
Total Other Current Liabilities	**$**	**14,690**	**$**	**50,267**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Computers	$	23,030	$	23,030
Furniture		2,297		2,297
Property and Equipment, at Cost		**25,327**		**25,327**
Accumulated depreciation		(25,327)		(25,327)
Property and Equipment, Net	**$**	**(0)**	**$**	**(0)**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $0 and $9,397, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,		2023		2022
Software		341,994		341,994
Intangible assets, at cost		**341,994**		**341,994**
Accumulated amortization		(68,399)		(34,199)
Intangible assets, Net	**$**	**273,595**	**$**	**307,795**

Entire intangible assets have been amortized. Amortization expense for the fiscal year ended December 31, 2023 and 2022 was in the amount of $34,199 and $34,199, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Expense
2024	$ (34,199)
2025	(34,199)
2026	(34,199)
2027	(34,199)
Thereafter	(136,798)
Total	**$ (273,595)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023	
Member's name	**Ownership percentage**
Christopher Kaspar	59.8%
Douglas Kaspar	5.88%
Wes Lyons	6.29%
John Silvestri	5.39%
Jon Lentz	1.64%
Others	21.0%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Impact Investing	$ 50,000	4.00%	6/15/2023	6/15/2024	$ 1,090	$ 1,090	$ 50,000	$ -	$ 51,090	$ -	$ -	$ -	$ -	$ -
Chris Kaspar	$ 1,072,970	1.50%	2022-2023	2027-2028	$ 6,122	$ 6,122	$ -	$ 1,072,970	$ 1,079,092	$ -	$ -	$ -	$ 300,000	$ 300,000
Total					**$ 7,212**	**$ 7,212**	**$ 50,000**	**$ 1,072,970**	**$ 1,130,182**	**$ -**	**$ -**	**$ -**	**$ 300,000**	**$ 300,000**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Impact Investing Charitable Trust - Convertible Note	$ 50,000	0%	7/18/2023	7/18/2026	-	-	-	50,000	50,000	-	-	-	$ -	-
Douglas Kaspar- Convertible Note	$ 500,000	0% interest for the first 6 months, subsequently 6.5% simple interest rate	10/11/2022	10/11/2025	23,507	23,507	-	500,000	523,507	-	-	-	$ 500,000	500,000
David Morel- Convertible Note	$ 50,000	0%	5/10/2023	5/10/2026	-	-	-	50,015	50,015					
Total					**$ 23,507**	**$ 23,507**	**$ -**	**$ 600,015**	**$ 623,522**	**$ -**	**$ -**	**$ -**	**$ 500,000**	**$ 500,000**

The convertible notes are convertible into equity securities at a conversion price. The conversion value is defined as 20% Discount to Next Equity Securities or $18,000,000 pre-money valuation, whichever is more favorable for the note holder. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 22, 2024, which is the date the financial statements were available to be issued.

The company is currently undergoing the formal transition from a Limited Liability Company (LLC) to a Corporation and is presently in its concluding phase.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,126,497, an operating cash flow loss of $1,035,038 and liquid assets in cash of $60,232, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.